SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Subject Company)

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Persons Filing Statement)

Common shares, 0.005 Russian rubles nominal value

American Depositary Shares each representing one-twentieth of one common share

(Title of Class of Securities)

68370R109 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Jeffrey D. McGhie, Esq.

Vice President, General Counsel

10 Ulitsa 8 Marta, Building 14

Moscow, Russian Federation 127083

Tel: +7 495 725 0700

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 Telephone: +1 212 872 1000	Daniel G. Walsh, Esq. Akin Gump Strauss Hauer & Feld Eighth Floor Ten Bishops Square London, England E1 6EG Telephone: +44 20 7012 9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2010, as amended by Amendments No. 1, 2 and 3 filed with the SEC on March 19, 2010, March 25, 2010 and April 8, 2010, respectively (as amended, the “Schedule 14D-9”) by Open Joint Stock Company “Vimpel-Communications”, an open joint stock company organized under the laws of the Russian Federation (the “Company”). The Schedule 14D-9 relates to the exchange offer (the “U.S. Offer”) by VimpelCom Ltd., an exempted company limited by shares registered under the Companies Act 1981 of Bermuda, (“VimpelCom Ltd.”) to acquire (i) all of the outstanding common and preferred shares of the Company (together, the “Company Shares”) that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934), and (ii) all of the outstanding American Depositary Shares of the Company, each representing one twentieth of one common share of the Company, from all holders, wherever located. Concurrently with the U.S. Offer, VimpelCom Ltd. is making an offer to all holders of Company Shares, wherever located, pursuant to a separate offer document in accordance with the voluntary tender offer rules of the Russian Federation.

The terms and conditions of the U.S. Offer are set forth in the Registration Statement on Form F-4 and related preliminary prospectus filed by VimpelCom Ltd. with the SEC on February 8, 2010, as amended by Amendments No. 1, 2, 3 and 4 thereto filed with the SEC on February 12, 2010, March 8, 2010, March 19, 2010 and March 25, 2010, respectively (as amended and supplemented from time to time, the “Registration Statement”) and the related ADS Letter of Transmittal and Share Acceptance Form which are filed as exhibits to the Registration Statement, and the Tender Offer Statement on Schedule TO filed by VimpelCom Ltd. with the SEC on February 9, 2010, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7 and 8 thereto filed with the SEC on March 10, 2010, March 19, 2010, March 24, 2010, March 26, 2010, April 1, 2010, April 7, 2010, April 12, 2010 and April 16, 2010, respectively, together with the exhibits thereto.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(2)(G)	Press release issued by the Company dated April 16, 2010 (incorporated by reference to the press release filed by the Company pursuant to Rule 425 under the Securities Act of 1933 on April 16, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/S/ ALEXANDER Y. TORBAKHOV
Name:	Alexander Y. Torbakhov
Title:	General Director

Dated: April 16, 2010

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